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                              May 5, 2021

       Richard Ackerman
       Chief Executive Officer
       Big Rock Partners Acquisition Corp.
       2645 N. Federal Highway, Suite 230
       Delray Beach, FL 33483

                                                        Re: Big Rock Partners
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 16,
2021
                                                            File No. 333-252479

       Dear Mr. Ackerman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. Please revise your disclosure here and elsewhere in the prospectus to clarify what percentage of the
shares in the combined company will be owned by the Sponsor and what percentage of shares in
the combined company will be owned by BRPA's public
                                                        stockholders.
   2. We note your revised cover page disclosure in response to prior comment 5. Given that the listing condition
is waivable, please revise the cover page to prominently disclose that shareholders will not
have certainty at the time they vote regarding whether the Common
                                                        Stock and Warrants will
be listed on a national securities exchange following the business combination. Also,
reference the risk factor disclosure on page 72.
 Richard Ackerman
Big Rock Partners Acquisition Corp.
May 5, 2021
Page 2


Summary of the Proxy Statement / Prospectus / Consent Solicitation Statement, page 22

3. With reference to your disclosure on page 46, please update the Summary section to discuss NeuroRx's dispute with Relief Therapeutics Holding AG. Also, revise the second paragraph of the coverpage to provide a cross reference to the "Division of Profits"
         disclosure on page 211.
Risk Factors
Our product candidates are in Phase IIb/III of clinical testing, page 45

4. Please reconcile this risk factor with your disclosures on page 180 and elsewhere. In this regard, it should be clear in the risk factor which drug or drug candidates you are referencing and whether the trials are completed or remain open. Also, we note your disclosure that you will need to commit substantial time and additional resources to conducting further nonclinical studies and clinical trials before you can submit an NDA.
         Accordingly, revise, if appropriate, to discuss the funding and the trials needed to commercialize NRX-101, or revise to clarify the risk factor disclosure.

We do not anticipate maintaining orphan drug protection for the treatment of COVID-19..., page
49

5. Please revise to disclose the dates that the parties received and/or transferred the orphan drug designations covering RLF-100 and NRX-101.
We must enter into agreements with, and depend upon, one or more partners..., page 69

6. We note your response to prior comment 7 and updated disclosure and re-issue. In this regard, it remains unclear whether your plan is for the collaboration agreement with Relief
         Therapeutics to provide the funding necessary to commercialize ZYESAMI in the markets covered under the agreement.
Proposal No. 1 -- The Business Combination Proposal
Merger Consideration, page 103

7. We note your response to prior comment 8 and revised disclosure. Please revise to clarify whether the terms of the Earnout Cash Milestone (i) require the cash to be delivered to
       NeuroRx stockholders within a specified period of time and (ii) allow for any contingency or delay in payment if NRX Pharmaceuticals does not have sufficient capital and is unable
FirstName LastNameRichard Ackerman
       to raise sufficient capital in order to pay the Earnout Cash, particularly if NRX
Comapany    NameBig Rock
       Pharmaceuticals       Partners
                         is still in theAcquisition Corp.
                                        process of beginning to commercialize
ZYESAMI when the
May 5,Earnout
        2021 PageCash
                    2 becomes due.
FirstName LastName
 Richard Ackerman
FirstName  LastNameRichard
Big Rock Partners AcquisitionAckerman
                              Corp.
Comapany
May  5, 2021NameBig Rock Partners Acquisition Corp.
May 5,
Page 3 2021 Page 3
FirstName LastName
Big Rock's Board of Directors' Reasons for Approval of the Merger Agreement, page 112

8. We refer to prior comment 10 and note the disclosure that EBC presented a comparable companies analysis to the Board. Please explain whether this analysis served as a basis for the Board's valuation of the company or either of the two lead drug candidates. If it did, then please revise to clarify this point and present the comparable companies analysis in the prospectus. If it did not serve as a basis, then revise to explain how the Board came to that conclusion concerning the comparable companies analysis.
9. Please revise to explain whether the Board's valuation of NeuroRx was predicated on any material assumptions regarding the timing of regulatory approval and/or authorization for either of the two lead product candidates. Also revise to indicate whether NeuroRx provided the Board with financial projections. To the extent that projections were provided, please indicate when the projections were provided and whether the Board used such projections to value NeuroRx.
BRPA's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 174

10. We note your response to prior comment 12 and revised disclosure. We further note your disclosure on page F-8 indicates that BRAC is affiliated with the "underwriter." Please revise throughout to clarify, if true, that BRAC Lending Group is affiliated with Early
         Bird Capital, the underwriter of BRPA's initial public offering, and discuss any associated conflicts of interest.
Beneficial Ownership of Securities of BRPA and NRX Pharmaceuticals, page 176

11. Please revise to identify the natural persons with voting and/or dispositive control of the shares held by GEM Yield Bahamas Limited in footnote 10 to the beneficial ownership table.
Business of NeuroRx, page 179

12. We note your statements that ZYESAMI has "demonstrated clear benefit in both survival and recovery from respiratory failure" and that it is the first COVID-19 therapeutic to
         "demonstrate advantages in both survival and recovery from critical COVID-19." Please revise to avoid stating that ZYESAMI has demonstrated "clear benefit" or "advantages" as this may create an inference that your product is likely to be declared safe and effective, which is a determination solely in the authority of regulatory agencies such as the
         FDA. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. In your revisions, please also clarify that the results from your clinical trials of ZYESAMI do not provide a guarantee that ZYESAMI will be deemed to be safe or effective for the treatment of COVID-19, and that extensive clinical testing and regulatory approval will be required before ZYESAMI can be commonly
 Richard Ackerman
Big Rock Partners Acquisition Corp.
May 5, 2021
Page 4
         prescribed for the treatment of COVID-19.
13. We note your response to prior comment 18 and re-issue. Please revise the Business of
         NeuroRx section, where appropriate, to disclose the nature of NeuroRx's material intellectual property including the scope of the patent protection for NeuroRx's product candidates and whether such patents are owned or licensed as well as the duration of any patents, trademarks, licenses, franchises and concessions held by NeuroRx.
ZYESAMI Phase IIb/III Clinical Trial for treatment of Respiratory Failure in Critical COVID-
19, page 180

14. We note your statement on page 181 that ZYESAMI demonstrated a meaningful benefit in survival after controlling for ventilation status and treatment site. Please revise to clearly explain the meaning of the term "meaningful benefit" and whether the results were statistically significant. Also explain why and how NeuroRx "controlled for ventilation status and treatment site". Present the results before controlling for ventilation status and treatment site.
Initial Human Studies of ZYESAMI in COVID-19 with Respiratory Failure, page 186

15. Please revise your disclosure in this section to provide a brief overview of statistical significance and how the FDA assesses whether trial data demonstrates statistical significance.
16. We refer to a December 30, 2020 joint press release with Relief Therapeutics and a
         February 23, 2021 article by Endpoints News (as updated on February 26, 2021) which both indicate that in December 2020 FDA denied your September 2020 emergency use authorization application. Please advise or revise the prospectus summary, as well as other appropriate sections of the prospectus, to discuss this regulatory determination,
         including the stated basis, if any, for FDA   s decision. Also revise
the Business section to
         present the 28-day data and discuss any and all changes to endpoints used during the course of the clinical trial.
Critical COVID-19 with Respiratory Failure, page 192

17. We note your response to prior comment 23 and re-issue. Please revise your description of the trial under this heading, as well as the trial under the heading "Critical COVID-19 with
       Severe Comorbidity Expanded Access", to disclose who is conducting the trial, the phase of the trial, the primary and secondary endpoints, metrics utilized, the number and nature of any drug-related adverse events and the planned duration of the trial. To the extent any of these trials has been completed, please disclose whether the trial achieved its primary
FirstName LastNameRichard Ackerman
       and secondary endpoints. If the disclosure in these sections is duplicative of disclosure
Comapany    NameBig
       that appears     Rock Partners
                      elsewhere in the Acquisition Corp. consider removing this disclosure or document, please
May 5,including
        2021 Pagea 4cross-reference.
FirstName LastName
 Richard Ackerman
FirstName  LastNameRichard
Big Rock Partners AcquisitionAckerman
                              Corp.
Comapany
May  5, 2021NameBig Rock Partners Acquisition Corp.
May 5,
Page 5 2021 Page 5
FirstName LastName
General

18. Please ensure that the opinions and consents of both Marcum and KPMG are included in your next amendment in order for the Staff to timely process it.
       You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Jeffrey M. Gallant, Esq.